

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

Via E-mail
JoAnn Covington
Rocket Fuel Inc.
350 Marine Parkway
Marina Park Center
Redwood City, CA 94065

>   **Re: Rocket Fuel Inc.**
>   **Form S-1 Registration Statement**
>   **Filed August 16, 2013**
>   **Amendment No. 2 to Form DRS**
>   **Confidentially Submitted August 12, 2013**
>   **CIK No. 0001477200**

Dear Ms. Covington:

     We have reviewed your registration statement and amended draft registration statement and have the following comments. References to prior comments are to those in our letter dated July 22, 2013.

Form S-1 Filed on August 16, 2013

General

1. Comments on your revised graphics will be provided separately.

Risk Factors

"We have identified material weaknesses in our internal controls in the past …," page 29

2. Please tell us what consideration you gave to providing enhanced risk factor disclosures considering the mathematical errors identified in your unaudited consolidated statements of cash flows as of June 30, 2012 (see your Note 1 on page F-9).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 52

Critical Accounting Policies and Estimates

Common Stock Valuation, page 75

3. We note your revised disclosures in response to prior comment 5. Please revise to quantify how changes in your forward revenue estimate and market multiples impacted the fair value determination at each respective valuation date. For instance, your disclosures should quantify how the 5% increase in your 2013 forward revenue forecast and 13% increase in your selected multiples impacted your fair value determination at December 31, 2012. In addition, please revise your disclosures to quantify how you adjusted your forward revenue forecasts at each respective valuation date.

4. We continue to consider your response to prior comment 6. Explain further why the fair value as of December 31, 2012 was not used since no material events occurred in that month. Indicate why the fair value increased by almost $2 within a short period of time. Disclose in greater detail why the straight-line calculation would provide the most appropriate conclusion for valuation on interim dates. Indicate whether the underlying assumptions and events that are factored into your valuation models would also increase or change at the same rate during this period of time. That is, confirm that no single events were identified during the interim dates.

5. We note that you updated your set of comparable companies at some of your valuation dates. Please explain the impact of adding comparable companies to develop market multiples on your March 31, 2013 and June 30, 2013 valuations. In addition, tell us how you consider these comparable companies and the changes in their composition in developing your stock volatility assumption used to estimate the fair value of stock options.

Note 7. Debt, page F-19

6. We note from your disclosures on page F-20 that you were not in compliance with one covenant under your Comerica Agreement as of June 30, 2013. Please revise your disclosures to clarify the nature of the covenant violation for which you obtained a waiver.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Rachel B. Proffitt, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.